

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2026

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
302 , 6 Butler Street
Camberwell, VIC 3124 Australia

  Re: Propanc Biopharma, Inc.
    Registration Statement on Form S-1
    Filed December 30, 2025
    File No. 333-292473

Dear James Nathanielsz:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Dickerson at 202-551-8013 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Chase Chandler, Esq.